January 28, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Wave BioPharma, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-262276)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 9:00 a.m., Eastern Time, on February 2, 2022, or as soon as practicable thereafter.

Please call James O’Grady of Lowenstein Sandler LLP at (646) 414-6849 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

FIRST WAVE BIOPHARMA, INC.

By:	/s/ Daniel Schneiderman
Name:	Daniel Schneiderman
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)